FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2013
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 28, 2013 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 28, 2013

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

NOT FOR DISTRIBUTION IN OR INTO, DIRECTLY OR INDIRECTLY, THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Jaguar Land Rover Automotive plc

Pricing of $500 million Senior Notes offering

Mumbai, January 28, 2013: Jaguar Land Rover Automotive plc (the "Issuer"), the parent company of the Jaguar Land Rover group of companies and a subsidiary of Tata Motors Limited, is pleased to announce the pricing of $500 million Senior Notes due 2023 at a coupon of 5.625% per annum (the "Notes"). The Notes will be guaranteed (the "Guarantees") on a senior unsecured basis by Jaguar Land Rover Limited, Land Rover, Jaguar Land Rover North America LLC, Land Rover Exports Limited and Jaguar Land Rover Exports Limited (the "Guarantors").

"We are pleased to have completed this transaction successfully which we believe demonstrates the confidence of the market in our company and plans." said Kenneth Gregor, Chief Financial Officer of Jaguar Land Rover."

C. Ramakrishnan, Chief Financial Officer of Tata Motors, added, "This transaction further strengthens our overall balance sheet and capital structure, and we thank the investors for their support."

The net proceeds from the issuance and sale of the Notes will be used for general corporate purposes, including to support Jaguar Land Rover's on-going growth and capital spending plans.

About Jaguar Land Rover

Jaguar Land Rover designs, develops, manufactures and sells Jaguar premium sports saloons and sports cars and Land Rover premium all-terrain vehicles (and related parts and accessories) through a global sales and distribution network. Jaguar Land Rover Automotive plc (formerly named Jaguar Land Rover PLC) is an indirect, wholly-owned subsidiary of Tata Motors Limited (India).

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,65,654 crores ($32.5 billion) in 2011-12. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain and South Africa. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 7.5 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck and bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America.(www.tatamotors.com)

Important Regulatory Notice

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Notes and the Guarantees mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Notes and the Guarantees may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Notes or the Guarantees in the United States.

In the United Kingdom, this announcement is being distributed to, and is directed at, only (a) persons who have professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (b) high net worth companies, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order; or (c) persons to whom an invitation or inducement to engage in an investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The investments to which this announcement relates are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such investments will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Jaguar Land Rover Automotive Plc. Registered Office : Abbey Road, Whitley, Coventry CV3 4LF, United Kingdom.

ISSUED BY JAGUAR LAND ROVER COMMUNICATIONS & PUBLIC AFFAIRS

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.